Exhibit 99.(d)(5)(i)

Appendix A

INVESTMENT ADVISORY AGREEMENT
FOR
OAKMARK INTERNATIONAL FUND

AMENDED FEE SCHEDULE

The Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s average daily net assets, at the annual rate of 0.805% up to $250 million; 0.780% on the next $250 million; 0.760% on the next $4.5 billion; 0.745% on the next $10 billion; 0.730% on the next $20 billion; 0.720% on the next $5 billion; 0.710% on the next $5 billion; and 0.700% over $45 billion.

Dated: December 15, 2020